Issuer Free Writing Prospectus
Dated June 11, 2010
Filed Pursuant to Rule 433
Registration Statement No. 333-165226

This presentation is for informational purposes only and does not constitute an offer to sell nor a solicitation of an offer to buy shares of common stock of Oritani Financial Corp. The offer is made only by the prospectus, as supplemented. Please refer to the prospectus dated May 10, 2010. The shares of common stock of Oritani Financial Corp. are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Oritani Financial Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-615-0411. Forward-Looking Statements 2

Forward-Looking Statements This presentation contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect" and words of similar meaning. These forward-looking statements include, but are not limited to: statements of our goals, intentions and expectations; statements regarding our business plans, prospects, growth and operating strategies; statements regarding the asset quality of our loan and investment portfolios; and estimates of our risks and future costs and benefits. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements; general economic conditions, either nationally or in our market areas, that are worse than expected; estimates of our risks and future costs and benefits. competition among depository and other financial institutions; inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments; adverse changes in the securities markets; our ability to enter new markets successfully and capitalize on growth opportunities; our ability to successfully integrate acquired entities, if any; changes in consumer spending, borrowing and savings habits; changes in our organization, compensation and benefit plans; our ability to continue to increase and manage our commercial and residential real estate, multi-family, and commercial and industrial loans; possible impairments of securities held by us, including those issued by government entities and government sponsored enterprises; the level of future deposit premium assessments; the impact of the current recession on our loan portfolio (including cash flow and collateral values), investment portfolio, customers and capital market activities; the impact of the current governmental effort to restructure the U.S. financial and regulatory system; changes in the financial performance and/or condition of our borrowers; and the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters. Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see "Risk Factors" beginning on page 23 of the prospectus. 3

Offering Summary Issuer: Oritani Financial Corp. Listing / Ticker: Nasdaq Global Market / "ORIT" Price Per Share: $10.00 Shares Offered: 33,150,000 - 44,850,000 Gross Proceeds: $331.5 million - $448.5 million Subscription & Community Results: Yet to be announced Pro Forma Market Capitalization: $445.3 million - $602.5 million Maximum Purchase Limitations: (Individual / Group) $1,500,000 / $8,000,000 Bookrunner: Stifel, Nicolaus & Company, Inc. Co-Managers: Sandler O'Neill + Partners, L.P. Sterne, Agee & Leach, Inc. Expected Close / Pricing: Late June 2010 For the first twenty trading days, shares will trade under the symbol "ORITD" Based on the range from the minimum to the maximum of the independent valuation appraisal 4 (1) (2) (2) (2)

Second Step Conversion Oritani Financial Corp., MHC (own 74.2% of common stock) Public Stockholders (own 25.8% of common stock) Oritani-Federal Oritani Bank Current Structure Oritani-Delaware Oritani Bank Public Stockholders (own 100% of common stock) Structure Following Conversion and Offering 5

Rationale for the Conversion and Offering To support organic growth through lending and deposit gathering in the Company's markets To improve liquidity in the Company's common stock To purchase, build or lease branches in the Company's market area To better position the Company as a fully converted entity with strategic flexibility, particularly in view of expected changes in regulatory framework To pursue potential acquisition opportunities of other financial services companies in the Company's markets, including FDIC-assisted transactions Remain opportunistic as it pertains to potential acquisitions of loans from in- market institutions seeking to shrink their balance sheet to conserve capital To maintain and bolster the Company's capital position 6

Oritani Bank is a New Jersey-chartered savings bank headquartered in the Township of Washington, New Jersey with a longstanding history of community banking since 1911 Reorganized from mutual to two-tier mutual holding company structure in 1998 and completed its IPO in January 2007 Operates 22 banking locations in demographically attractive Northern New Jersey One of the largest community banking institutions in Northern New Jersey Ranks 9th in deposit market share in Bergen County with 16 branches, which is the largest county in New Jersey Our deposit weighted average household income of $80,065 is higher than $72,809 and $54,719 for the state of New Jersey and the US, respectively As of March 31, 2010 Oritani had $2.1 billion in assets, $1.3 billion in total deposits and shareholders' equity of $254.1 million Corporate Profile and Overview New Jersey Franchise demographic information weighted by deposits by county Deposit information as of June 30, 2009 7 Source: SNL Financial

Attractive Franchise 8 Headquartered in Township of Washington, New Jersey Oritani operates in the attractive Northern New Jersey Market area Strong footprint in Bergen County Bergen County ranks 16th nationwide in per-capita income. Deposit weighted median household income of $80,065 as compared to $72,809 for the state of New Jersey and $54,719 for the nation as a whole Population in the 3-county primary market area comprises 23% of the total population for the state of New Jersey Significantly increased year over year deposits in Bergen County, both as a result of an expanding deposit base and a substantial increase in market share Diverse economic landscape. Key employers include: AT&T Wireless Hacksensack University Medical Center KPMG, LLC Marcal Paper Mills Mercedes Benz of North America Merck-Medco Managed Care Source: SNL Financial Source: SNL Financial, data as of June 30 of the respective year

Experienced Board and Management Experienced, shareholder focused board and management Strong track record of stock repurchases and dividends An integral aspect of Oritani's success has been its long-tenured and engaged employees Strong management and board participation in the offering 9 (1) Represents information at the maximum of the offering range. Includes shares that may be acquired upon the exercise of stock options

Strategic Priorities Execute community banking strategy while continuing to focus on multi-family and commercial real estate lending Oritani has actively been involved in multi-family lending for over 30 years Recent environment has presented a unique opportunity to increase the level of quality originations given the exit of many large banks and conduit lenders, although as the economy recovers competition is beginning to increase Continue reduction of problem assets through proactive and aggressive management of delinquent loans NPAs totaled 2.03% of total assets at March 31, 2010 Delinquent loans declined $11.4 million in the March 2010 quarter as a result of ongoing problem asset resolution efforts Aggressively pursue core deposit growth Expand our market share within our primary and contiguous market area Continue to emphasize operating efficiencies and cost control Continue effort to achieve high levels of profitability. March 31, 2010 quarter ROAA was 0.83%(1) on a normalized basis (0.99% on an actual basis) 10 (1) Normalized ROAA excludes $807,000 of non-recurring after-tax income

Lending Strategy 11 Since 2003, increased focus on the expansion of multi-family and commercial real estate lending Hired experienced staff and implemented a results-oriented sales culture Impact of recent market environment: Tightened underwriting standards on new originations and favored more conservative structures Reduced competition from larger competitors has created opportunity for desirable originations Increased access to high quality transactions Deemphasized and reduced exposure to construction lending Rationale for commercial lending: Ability to deploy larger amounts of capital into fewer loans Pre-payment features Generally, less interest rate risk Generally, only self-amortizing structures had fixed rates greater than five years

Loan Portfolio Overview 12 Substantially all loans secured by properties in primary market area Generally underwritten to Freddie Mac guidelines Originations have declined recently as management feels that market rates do not provide sufficient compensation for interest rate risk associated with product Primarily permanent loans secured by improved property such as mixed-use properties, office buildings, retail stores and commercial warehouses Primarily permanent loans secured by apartment buildings Typical loan carries a fixed interest rate for 5 years, then reprices to market index plus a spread General Underwriting Criteria for CRE/Multifamily Debt service coverage ratio (DSCR) of at least 1.2x Maximum LTV of 80% of appraised value, or purchase price, whichever less Despite the above criteria, in late 2008, management informally reduced max LTV's and increased DSCR's as well as taken other conservative underwriting measures Substantially all of these loans are located in primary market area Combined LTV's generally limited to 80% Originate construction loans to experienced local developers operating in primary market area Resi construction loans have a max LTV of 75% of appraised land value and 100% of costs Commercial dev't projects have max LTV's of 80% Primarily consist of business loans secured by cash or other business assets, account loans and commercial line of credit loans As of March 31, 2010

Financial Overview

Relative Financial Strength 14 ROAA (%) Tangible Common Equity / Tangible Assets (%) Texas Ratio (%) Loan Loss Reserve / Total Loans (%) ORIT - Peer Avg - Source: Peer average data provided by SNL Financial, Texas ratio defined as (NPAs + loans 90 days PD) / (tangible equity + loan loss reserve) Peer group defined as publicly traded banks and thrifts located in NJ & NY with assets between $1B & $5B. Excludes mutual holding companies 0.99% 0.52% 12.37% 7.29% 23.81% 14.93% 1.70% 1.56%

Loan Portfolio Growth 15 Oritani's commercial real estate and multi-family initiatives have meaningfully changed the composition of the Company's loan portfolio Dollars in thousands

Portfolio Origination Vintage 16 In the face of a difficult economic environment, Oritani was opportunistic in generating quality loans The majority of the loan originations were CRE and Multi-family and were underwritten under more favorable criteria Dollars in thousands For the twelve months ended

Construction Portfolio Trends 17 Beginning in calendar year 2009, management has been reducing the Company's exposure to construction lending Over the past 15 months, net construction loan balances have decreased 40% while the net number of construction loans decreased 36% New additions to the construction portfolio have been very high quality transactions that met or exceeded stringent underwriting standards

Credit Quality: Delinquency Trends 18 Substantial and consistent reduction in both non-accruals and delinquencies have been achieved over the past few quarters Positive results due to management's aggressive posture towards delinquent borrowers Dollars in thousands 0.98% 1.62% 2.66% 2.92% 2.74% 2.69% 2.62% 2.03% NPAs/ Assets -8% -7% -18% -21% Non-accruals

19 Credit Quality: Reserves Continued reserve build through provisions in excess of net charge-offs At or For the 12 Months Ended At or For the 3 Months Ended Dollars in thousands

High Quality Investment Securities Portfolio 20 84% of portfolio presently in Available for Sale securities Excess liquidity deployed into AFS securities based on belief that this presents the best risk reward profile in current interest rate environment No private label securities

Deposit Strategy 21 Focus on enhancing the quality of deposit base Hired experienced retail banking manager in 2008 Upgraded staffing and branch facilities Deposit products were enhanced to become more customer-oriented Took a more competitive posture with respect to deposit products Failure/distrust of larger competitors has created an opportunity to capture market share Focus on growing overall deposit accounts, with an acute focus on core deposit accounts Management actively pursuing new branch locations Typically target de novo branch locations in under-banked areas that fill-in the existing branch network or are a contiguous market extension Oritani has had success in its de novo branching strategy. Detailed below are the deposit levels at the three most recent de novo branches:

Deposit Growth & Transition Deposit Growth & Transition 22 Oritani's focus on core deposit generation has led to a favorable change in deposit composition Oritani's total deposits have increased 80% since June 30, 2008 Non-time deposits have increased 104% during this same time period demonstrating successful implementation of the core deposit incentive program demonstrating successful implementation of the core deposit incentive program demonstrating successful implementation of the core deposit incentive program demonstrating successful implementation of the core deposit incentive program demonstrating successful implementation of the core deposit incentive program demonstrating successful implementation of the core deposit incentive program March 31, 2010 Weighted Average Rate 1.51% 2.32% 2.92% 3.59% Deposit Growth 15% Annualized Dollars in thousands

23 Consistent Profitability Profile Oritani has remained profitable throughout the current economic cycle For the 12 Months Ended For the 9 Months Ended Dollars in thousands 1Q 2Q 3Q

Disciplined Expense Management 24 Oritani's historic profitability levels are partially as a result of its ability to maintain above average levels of efficiency Source: Peer median data provided by SNL Financial Peer group defined as publicly traded banks and thrifts located in NJ & NY with assets between $1B & $5B. Excludes mutual holding companies Efficiency ratio defined as non-interest expense before amortization of intangibles as a percentage of net interest income and non-interest income, excluding non-recurring items

Joint Venture & Real Estate Investments 25 Oritani maintains investments in real estate and investments in joint ventures, a practice which it has engaged in for over 30+ years Generally income producing real-estate properties such as apartment complexes, mixed-use properties and shopping centers All of the JV's, except for one, are on a 50% ownership basis Accounted for pursuant to equity method of accounting (i.e. investment recorded at original cost and increased/decreased to recognize investor's share of income/loss accrued and decreased for cash distributions received) Significant profit potential as the carrying value of these investments is well below current fair market value Real Estate Held for Investment Joint Ventures The Company will continue to opportunistically invest in real estate investments and joint venture projects, presuming regulatory authority If realized, the Company could recognize a pre-tax gain of approximately $49.7 million

Robust Capital Levels 26 Capital has remained strong despite recent balance sheet growth + 9% Annualized Growth Dollars in thousands 26.52% Pro Forma Equity / Assets at Maximum

Per Share Performance & Capital Management

Price Performance Since IPO (1/24/2007) 28 Since Oritani's IPO, the Company has significantly outperformed both the Nasdaq Bank Index and the S&P 500 Oritani's business model has provided stability in difficult markets Source: SNL Financial Data as of June 10, 2010 40% (24%) (47%)

Shareholder Oriented Capital Management 29 Since its IPO on January 23, 2007, Oritani has been actively repurchasing shares of its common stock In its IPO, Oritani sold 30% of its common stock (12,165,649 shares) to subscribers in the offering Through ongoing repurchase plans, the first of which was authorized on June 2, 2009, the public shares outstanding has been reduced to approximately 24% Through March 31, 2010, Oritani repurchased a total of 3,669,937 shares at a total cost of $57.1 million at an average cost of $15.57 per share Oritani announced the initiation of a cash dividend June 25, 2009 Quarterly dividend has been increased from the initial amount of $0.05 per share to $0.075 per share ($0.30 annually) Continuing to pay $0.30 annual dividend per share which is an effective increase of 41% to current shareholders at the mid-point of the offering range

Offering Summary

Offering Overview 31

Pro Forma Valuation vs. Peers 32 *Market information as of 6/10/2010 Pro forma data based on the maximum of offering the offering range as of March 31, 2010 Market area peers include publicly traded banks and thrifts in NJ & NY with assets between $1B and $5B. Excludes mutual holding companies Appraisal peer group comprised of BFED, BRKL, DNBK, ESBF, ESSA, OCFC, PVSA, PBNY, UBNK, WFD

Investment Merits Long term history of conservative operating philosophy Franchise focused in one of the wealthiest and most stable markets in the country Pro forma pricing at a discount to comparable peers Strong balance sheet with significant capital surplus provides strategic flexibility Low risk profile with a pre-deal Texas ratio of 14.93%(1) Expected initial dividend yield of 3.0% Efficient operator Company has significant profit potential in off balance sheet real estate equities Significant insider ownership on a pro forma basis - Approximately $24.8(2) million to be held by insiders 33 ? ? ? ? ? ? ? ? (1) Texas ratio defined as (NPAs + loans 90 days PD) / (tangible equity + loan loss reserve) (2) Represents information at the maximum of the offering range. Includes shares that may be acquired upon the exercise of stock options ?

QUESTIONS & ANSWERS

Appendix: Peer Group Composition

Peer Group Composition

- Peer group includes publicly traded banks and thrifts with assets between $1 billion and $5 billion, excluding mutual holding companies
- Peer members include:
  - Alliance Financial Corporation
  - Arrow Financial Corporation
  - Beacon Federal Bancorp, Inc.
  - Canandaigua National Corporation
  - Cape Bancorp, Inc.
  - Center Bancorp, Inc.
  - Chemung Financial Corporation
  - Dime Community Bancshares, Inc.
  - Financial Institutions, Inc.
  - First of Long Island Corporation
  - Flushing Financial Corporation
  - Hudson Valley Holding Corp.
  - Intervest Bancshares Corporation
  - Lakeland Bancorp, Inc.
  - OceanFirst Financial Corp.
  - Peapack-Gladstone Financial Corporation
  - Provident New York Bancorp
  - Smithtown Bancorp, Inc.
  - State Bancorp, Inc.
  - Sterling Bancorp
  - Suffolk Bancorp
  - Sun Bancorp, Inc.
  - Tompkins Financial Corporation
  - TrustCo Bank Corp NY
- Please note that the above peer group is not the same peer group used by RP Financial in the appraisal

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